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                      [CANWEST GLOBAL COMMUNICATIONS LOGO]

                                  NEWS RELEASE

For Immediate Release
June 26, 2006

                CANWEST MEDIAWORKS NZ RECORDS SOLID THIRD QUARTER

               Television operations lead the way in EBITDA growth


WINNIPEG: CanWest Global Communications Corp. announced today that its 70%-owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, recorded revenue and EBITDA growth for the three month period ending May 31, 2006. Consolidated revenue for the quarter was up slightly to NZ$60.7 million from NZ$60.4 million from the same quarter in the previous year. Consolidated EBITDA increased 1% to NZ$13.4 million from NZ$13.2 million in the same quarter in fiscal 2005. For the nine months to date, consolidated revenue was up 3% from the comparable prior period, while consolidated EBITDA was down 7% from the same period in fiscal 2005.

During the quarter, TVWorks performed strongly by maintaining tight control over its operating costs, and recorded an 8% increase in EBITDA for the quarter to NZ$7.5 million, up from NZ$6.9 million the year before, despite its revenues staying at the same level as the previous comparable period.

Also during the quarter, RadioWorks recorded revenues of NZ$26.1 million a slight increase from the NZ$25.8 million from the same quarter the year earlier. EBITDA was down slightly to NZ$6.9 million from NZ$7.1 million the previous year.

CanWest MediaWorks International President Tom Strike said that the relatively flat results were expected after three fiscal years of very strong revenue and EBITDA growth. "It was inevitable that those previous years' levels of growth would moderate, but our television and radio businesses in New Zealand, are both performing well and we are much better positioned for a softening of the economic environment than we would have been a couple of years ago."

CanWest MediaWorks NZ's CEO Brent Impey noted that while EBITDA was down relative to last year, the Company's performance continues to improve through fiscal 2006. "At the halfway point of the fiscal year, we reported a 10% decrease in EBITDA relative to the same period the previous year. We have now closed that gap to 7% and while we are hoping to come close to matching last year's performance for the full year, this target could be a challenge in the rapidly tightening economic environment that we are now experiencing."

Impey also pointed out that the company's flagship TV3 television network is attracting record audience shares for key shows such as 3 News, House, Boston Legal, America's Top Model and CSI. "Radio is also performing very solidly, and in the most recent nationwide audience survey, The Edge took the top spot among music stations with the most number of listeners, and The Rock became the top music network by audience share," He said.

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These results are in accordance with New Zealand Equivalents to International
Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other operations.

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based upon our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form dated January 31, 2006 filed by CanWest Global Communications Corp with the Canadian securities commissions (available on the Company's website at www.canwestglobal.com and on SEDAR at www.sedar.com), as updated in our Management's Discussion and Analysis for the three months and six months ended February 28, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Malaysia, Indonesia, Turkey, Ireland and the United Kingdom.


For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841